12

Follow-Up Materials



06014290

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Emgold Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 12 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3003 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/12/06


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2006
WASH., D.C.
213
SECTION

EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2004 and 2003

Independent Auditors' Report

To the Shareholders of
Emgold Mining Corporation

We have audited the consolidated balance sheet of **Emgold Mining Corporation** as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, B.C., Canada
April 28, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, B.C., Canada
April 28, 2006

EMGOLD MINING CORPORATION
(an exploration stage company)
Consolidated Balance Sheets
(expressed in United States dollars)

		December 31, 2005		December 31, 2004
Assets				
Current assets				
Cash and cash equivalents	$	3,423,939	$	1,304,994
Accounts receivable		40,240		74,079
Due from related party (Note 6)		131,224		229,682
Prepaid expenses and deposits		142,300		42,758
		3,737,703		1,651,513
Other		7,019		6,399
Ceramext process™ (Note 3)		--		141,054
Equipment (Note 3)		523,090		351,825
Mineral property interests (Note 3)		859,531		797,956
	$	5,127,343	$	2,948,747
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	427,870	$	341,707
Due to related parties (Note 6)		173,273		117,242
		601,143		458,949
Preference shares (Notes 4 (b) and 6)		613,871		577,529
		1,215,014		1,036,478
Shareholders' equity				
Share capital		29,874,576		22,819,677
Preference shares (Note 4 (b))		90,902		90,902
Cumulative translation adjustment		(577,456)		(577,456)
Contributed surplus		2,319,034		2,128,708
Deficit		(27,794,727)		(22,549,562)
		3,912,329		1,912,269
	$	5,127,343	$	2,948,747

Going concern (Note 1)
Commitments (Note 8)
Subsequent events (Notes 3)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Joel D. Schneyer"

Joel D. Schneyer
Director

"William J. Witte"

William J. Witte
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in United States dollars)

	Years ended December 31, 2005	2004	2003
Expenses			
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs (Note 13)	1,769,659	998,631	24,054
Exploration expenses (Note 14)	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees (Note 6)	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)			
Foreign exchange loss (gain)	8,148	139,455	(62,424)
Finance and restructuring expenses	44,966	41,790	41,860
Accretion of debt component of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685
Income tax recovery	--	--	(44,105)
Loss for the year	5,245,165	5,446,629	3,160,580
Deficit, beginning of year	22,549,562	17,102,933	13,942,353
Deficit, end of year	$ 27,794,727	$ 22,549,562	$ 17,102,933
Loss per share – basic and diluted	$0.09	$0.12	$0.11
Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975
Total common shares outstanding at end of year	65,538,099	47,158,099	43,455,880

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2005, 2004 and 2003
(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2002	25,119,319	$ 14,191,476	$ --	$ --	$ (622,352)	$ (13,942,353)	$ (373,229)
Shares issued for cash:							
Private placement, less share issue costs	2,472,222	667,620	--	--	--	--	667,620
Private placement, less share issue costs	10,060,000	5,087,855	--	--	--	--	5,087,855
Flow-through private placement	160,000	112,559	--	--	--	--	112,559
Future income tax asset recognized as a result of flow-through private placement	--	(44,105)	--	--	--	--	(44,105)
Warrants exercised	4,775,847	1,069,264	--	--	--	--	1,069,264
Stock options exercised	623,000	98,460	--	--	--	--	98,460
Shares issued for other:							
Escrow shares cancelled	(4,558)	--	--	--	--	--	--
Cumulative rounding from prior years	50	--	--	--	--	--	--
Rozan Gold Property payment at Cdn$0.10	50,000	18,674	--	--	--	--	18,674
Stewart Property payment at Cdn$0.28	50,000	26,552	--	--	--	--	26,552
Finance fee on private placement	150,000	84,491	--	--	--	--	84,491
Equity portion of convertible preference shares issued on settlement of note payable	--	--	90,902	--	--	--	90,902
Stock-based compensation	--	--	--	1,654,998	--	--	1,654,998
Cumulative translation adjustment	--	--	--	--	44,896	--	44,896
Loss for the year	--	--	--	--	--	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:							
Warrants exercised	2,935,219	1,236,089	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	59,731
Shares issued for other:							
Ceramext™ licence agreement	200,000	182,108	--	--	--	--	182,108
Stewart Property payment at Cdn$0.76	50,000	28,903	--	--	--	--	28,903
Stock-based compensation	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	2,128,708	(577,456)	(22,549,562)	1,912,269
Shares issued for cash:							
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	4,433
Stock-based compensation	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	$ 29,874,576	$ 90,902	$ 2,319,034	$ (577,456)	$ (27,794,727)	$ 3,912,329

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in United States dollars)

	Years ended December 31, 2005	2004	2003
Cash provided by (used for):			
Operations:			
Loss for the year	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Items not involving cash			
Amortization	260,315	194,255	7,739
Stock-based compensation	190,326	473,710	1,654,998
Income taxes recovered	--	--	(44,105)
Accretion of debt component of preference shares	16,448	17,659	--
Effect of currency translation	19,274	42,453	138,651
Changes in non-cash operating working capital			
Accounts receivable	33,839	(52,561)	(17,345)
Due to/from related parties	154,489	(188,918)	107,301
Prepaid expenses and deposits	(99,542)	(15,086)	(6,533)
Accounts payable and accrued liabilities	86,163	246,730	32,056
	(4,583,853)	(4,728,387)	(1,287,818)
Investing activities:			
Mineral property acquisition costs	(61,575)	(628,566)	(27,746)
Equipment additions	(290,526)	(472,659)	(35,302)
Other	--	--	(4,497)
	(352,101)	(1,101,225)	(67,545)
Financing activities:			
Common shares issued for cash	7,054,899	1,295,820	7,120,249
Increase (decrease) in cash and cash equivalents during the year	2,118,945	(4,533,792)	5,764,886
Cash and cash equivalents, beginning of year	1,304,994	5,838,786	73,900
Cash and cash equivalents, end of year	$ 3,423,939	$ 1,304,994	$ 5,838,786
Cash and cash equivalents comprised:			
Cash and in bank	$ 688,369	$ 469,370	$ 485,318
Short-term money market instruments	2,735,570	835,624	5,353,468
	$ 3,423,939	$ 1,304,994	$ 5,838,786

Supplemental cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

(Expressed in United States dollars)

1. Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $5,245,165 for the year ended December 31, 2005, working capital of $3,136,560 and an accumulated deficit of $27,794,727 at December 31, 2005. Operations for the year ended December 31, 2005, have been funded primarily from the issuance of capital stock, and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company is also developing and commercializing novel technology for the production of high value products from minerals and waste products. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or research of novel technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2. Significant accounting policies

(a) Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of Emgold Mining Corporation and its direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company. All inter-company transactions are eliminated on consolidation. As described in Note 12, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for amortization, and the valuation of stock options. Actual results could differ materially from those estimated.

2. Significant accounting policies (continued)

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

(d) Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service. Amortization is recorded on a straight-line basis over five years for office, research and exploration equipment and over three years for leasehold improvements and computer hardware and software.

(e) Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is impaired. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is impaired.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition. If impairment is indicated an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(f) Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economic and a production decision is made.

(g) Ceramics technology research and development costs

Research costs are expensed as incurred. Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization. The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date. The acquisition of the Ceramext™ process is being amortized on a straight-line basis over two years, which is the estimated life of the prototype acquired under the initial terms of the agreement (See Note 3 (c)).

2. Significant accounting policies (continued)

(h) Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and royalty payments received are in excess of costs incurred and then are credited to operations.

Under the terms of the Ceramext, LLC agreement, the Company has obtained the worldwide rights relating to the Ceramext™ process, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. The worldwide rights will remain in force based upon maintaining the minimum royalty payments pursuant to the agreement. Research costs and advanced royalties relating to the Ceramext™ process have been expensed in 2005, 2004 and 2003.

(i) Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current period.

(j) Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers. The effect on future tax assets and liabilities of a change in tax rates are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

(k) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(l) Loss per common share

The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as it would be anti-dilutive.

(Expressed in United States dollars)

2. **Significant accounting policies (continued)**

(m) Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

3. **Property, plant and equipment**

(a) Equipment

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 244,974	$ 46,034	$ 198,940
Office furniture and equipment	56,599	14,237	42,362
Research equipment	182,639	22,957	159,682
Computer hardware and software	97,333	51,706	45,627
Leasehold improvements	126,798	50,319	76,479
Total	$ 708,343	$ 185,253	$ 523,090

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 157,798	$ 15,731	$ 142,067
Office furniture and equipment	32,490	5,167	27,323
Research equipment	40,931	3,963	36,968
Computer hardware and software	71,500	24,449	47,051
Leasehold improvements	110,366	11,950	98,416
Total	$ 413,085	$ 61,260	$ 351,825

(b) Mineral property interests

The cumulative acquisition costs of the Company's interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2005	December 31, 2004
Idaho-Maryland Property, California	$ 589,276	$ 582,428
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	94,735	74,160
Jazz Property, British Columbia	21,828	11,411
Stewart Property, British Columbia	146,782	123,047
	$ 859,531	$ 797,956

(Expressed in United States dollars)

3. Property, plant and equipment (continued)

(b) Mineral property interests (continued)

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California. All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted to the Company the exclusive right and option to purchase all of the leased property. As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003. Payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007, and all amounts due have been paid. Provided that payments are kept current, the Company may purchase the property at any time. The purchase price for 2002 was to be $4,350,000, and is increased by 3% each lease-year.

In April 2004, the Company acquired a 45.4–acre parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party for $542,500 plus costs.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3.0% net smelter returns royalty ("NSR"). The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%. Subsequent to December 31, 2005, the Company paid Cdn$30,000, the last payment on the option agreement.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period. In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement ($83,738 completed). The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

(Expressed in United States dollars)

3. Property, plant and equipment (continued)

(b) Mineral property interests (continued)

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia. The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007. The property is subject to a 3.0% NSR. The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

(c) Other projects

Ceramext™ Process

	Cost	Accumulated Amortization	Net Book Value December 31, 2005	Net Book Value December 31, 2004
Ceramext™ process	$ 282,108	$ 282,108	$ --	$ 141,054

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics. The Ceramext™ process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced. During the year ended December 31, 2004, under the terms of the agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The common shares had a four-month hold period, which expired June 12, 2004. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.

4. Share capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

(a) Common shares, issued and fully paid

See Consolidated Statements of Shareholders' Equity.

(Expressed in United States dollars)

4. Share capital (continued)

(b) Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2005 and 2004	3,948,428	$ 90,902

Debt Portion of Class A Preference Shares	**December 31, 2005**	**December 31, 2004**
Balance, beginning of year	$ 577,529	$ 517,417
Accretion of debt	16,448	17,659
Foreign exchange loss on debt	19,894	42,453
	36,342	60,112
Balance, end of year	$ 613,871	$ 577,529

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company. At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period. During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares are redeemable by the Company at any time on 30 days' written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares. This ratio represents an effective conversion price of Cdn$0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate. At December 31, 2005, $147,018 (December 31, 2004 - $96,260) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends. Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so. The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management's best estimate of the life of the convertible preference shares at the time of their issuance.

(Expressed in United States dollars)

4. Share capital (continued)

(c) Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2005. The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2003, 2004, and 2005:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2002	1,969,000	$0.18
Exercised	(623,000)	$0.22
Granted	3,030,000	$0.98
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance and exercisable, December 31, 2005	6,304,000	$0.82

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Exercise Price	Number Outstanding and Exercisable at December 31, 2005	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	3.40 years
Cdn$0.30	145,000	1.30 years
Cdn$0.10	494,000	5.78 years
Cdn$0.60	150,000	7.64 years
Cdn$1.00	2,955,000	7.92 years
Cdn$0.90	2,130,000	8.53 years
Cdn$0.36	260,000	4.49 years
	6,304,000	7.54 years

For the year ended December 31, 2005, the Company incurred stock-based compensation expense of $190,326 (2004 - $473,710; 2003 - $1,654,998). A portion of the expense is included in the Consolidated Schedules of Ceramext™ Research Costs (Note 13) and in the Consolidated Schedules of Exploration Expenses (Note 14).

(Expressed in United States dollars)

4. Share capital (continued)

(c) Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,		
	2005	**2004**	**2003**
Risk free interest rate	3.10%	2.43% -2.53%	2.24%
Expected life (years)	3	3	3
Expected volatility	67% - 88%	128% - 130%	127%
Weighted average fair value per option grant	$0.17 - $0.82	$0.83 - $0.93	$0.72

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(d) Warrants

As at December 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
18,360,000		

During the year ended December 31, 2005, 6,232,799 warrants exercisable at a price of Cdn$1.00 expired unexercised.

5. Income and resource taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,		
	2005	**2004**	**2003**
Statutory tax rate	34.87%	35.62%	37.62%
Loss for the year	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Expected tax (recovery)	(1,828,989)	(1,940,089)	(1,189,010)
Non-deductible amounts	197,013	1,418,596	726,913
Recognized tax losses	--	--	(44,105)
Benefits not recognized	1,837,322	516,243	433,807
Differences in foreign tax rates	(205,346)	5,250	28,290
	$ --	$ --	$ (44,105)

(Expressed in United States dollars)

5. Income and resource taxes (continued)

The significant components of the Company's future tax assets are as follows:

	December 31, 2005	December 31, 2004
Future income tax assets		
Operating losses carried forward	$ 4,888,351	$ 2,703,873
Mineral property interests and research costs representing excess of tax basis over carrying value	6,563,126	5,258,303
Other	--	186,779
	11,451,477	8,148,955
Valuation allowance for future tax assets	(11,451,477)	(8,148,955)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses carried forward of $3,904,859 that may be available for Canadian tax purposes. The Company also has non-capital losses carried forward of $8,890,032 that may be available for United States tax purposes. The losses expire as follows:

Expiry date	Canadian Tax
2006	$ 368,142
2007	205,145
2008	105,535
2009	179,965
2010	726,408
2014	840,960
2015	1,478,704
	$ 3,904,859

Expiry date	U.S. Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	268,287
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	2,701,301
	$ 8,890,032

6. Related party transactions and balances

Balances receivable from (g):	December 31, 2005	December 31, 2004
LMC Management Services Ltd.	$ 131,224	$ 229,682
Balances payable to (g):		
Directors, officers and employees	$ 173,273	$ 117,242

Related party transactions in these consolidated financial statements are as follows:

(a) Ross Guenther, a director of the Company is the developer of the Ceramext™ process. Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter. He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $90,000 (2004 - $90,000; 2003 - $90,000). During the year ended December 31, 2004, under the terms of the Ceramext™ agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext, LLC, a private company controlled by Mr. Guenther. (See Note 3 (c) for the description of the worldwide rights to the Ceramext™ process.)

(Expressed in United States dollars)

6. Related party transactions and balances (continued)

(b) Commencing August 1, 2001, $649,271 (2004 - $539,130; 2003 - $268,539) in management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c) Legal fees of $34,625 (2004 - $$32,268; 2003 - $23,873) were paid to a law firm of which a director, Sargent H. Berner, is an associate.

(d) Consulting fees of Cdn$7,500 (2004 – Nil; 2003 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e) Lang Mining Corporation ("Lang Mining") is a private company controlled by Frank A. Lang, a director of the Company. Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company. The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract. Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are fully described in Note 4 (b).

(f) The Company paid Whisper Development Ltd., a private company controlled by Frank A. Lang, a director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement in the year ended December 31, 2004. The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland Property. (See Note 3 (b), for the description of the Idaho-Maryland Property.)

(g) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 4 (b).

7. Financial instruments

(a) Current assets and liabilities

The Company's current financial instruments comprise cash and cash equivalents, accrued liabilities and both related party and non-related party, accounts receivable and accounts payable. Current financial instruments are recorded at cost. The fair value of these financial instruments approximates their carrying value due to the immediate or short-term maturity of the financial instruments. Included in the accounts payable balance are dividends payable on preference shares. Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.

(b) Non-current items

The Company's non-current financial instruments comprise debt and equity components of preference shares. The preference shares are not traded on any public market. The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company's common shares. As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined. The equity component of preference shares is thus not adjusted to reflect changes in its fair value. The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 4 (b)).

(Expressed in United States dollars)

8. Commitments

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,900, and increase to $20,138 on April 1, 2006. The purchase price was $2.6 million on April 1, 2004 and escalates annually based on the increase in the Consumer Price Index from that date. The purchase price was approximately $2.7 million at December 31, 2005.

See notes 3 (b), 3 (c) and 4 (b) for further commitments.

9. Supplementary cash flow information – non-cash transactions

	Years ended December 31,		
	2005	2004	2003
Financing and investing activities			
Future income tax asset transferred by flow through shares	$ --	$ --	$ 44,105
Shares issued for finance fee	$ --	$ --	$ 84,491
Shares issued for Rozan Gold Property payment	$ --	$ --	$ 18,674
Shares issued for Stewart Property payment	$ --	$ 28,903	$ 26,552
Shares issued for Ceramext™ technology	$ --	$ 182,108	$ --
Shares issued for debt settlements	$ --	$ --	$ 608,319

10. Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research of the Ceramext™ technology. For the year ended December 31, 2003, and prior to that, only one operating segment was identified – the exploration and development of mineral properties. In the year ended December 31, 2004, research of the Ceramext™ technology increased substantially, leading to the reporting of the Ceramext™ technology expenditures as a separate operating segment.

The Company's principal operations are in Canada and the United States of America. All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2005	$ 3,366,951	$ 1,197,739	$ 562,653	$ 5,127,343
December 31, 2004	$ 1,291,416	$ 1,138,089	$ 519,242	$ 2,948,747

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629
Year ended December 31, 2003	$ 1,947,023	$ 1,189,503	$ 24,054	$ 3,160,580

EMGOLD MINING CORPORATION
(an exploration state company)
Notes t o the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

10. Segmented information (continued)

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2005	$ 3,643,225	$ 1,484,118	$ 5,127,343
December 31, 2004	$ 1,512,343	$ 1,436,404	$ 2,948,747

Loss	Canada	United States	Total
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629
Year ended December 31, 2003	$ 2,048,647	$ 1,111,933	$ 3,160,580

11. Comparative figures

Wherever necessary, comparative figures have been reclassified to conform to the current year's presentation.

12. Differences in generally accepted accounting principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,		
	2005	**2004**	**2003**
Loss under Canadian GAAP	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Accretion of debt component of preference shares (a)	16,448	17,659	--
Foreign exchange on debt component of preference shares (a)	19,894	42,453	92,194
Ceramext™ process (b)	141,054	(141,054)	--
Income tax recovery (c)	--	--	(44,105)
Loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,112,491)
Weighted average number of shares under U.S. GAAP	57,782,811	46,794,835	28,862,975
Loss per share – basic and diluted	$ (0.09)	$ (0.12)	$ (0.11)

	Years ended December 31,		
	2005	**2004**	**2003**
Loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,112,491)
Cumulative translation adjustment	--	--	44,896
Comprehensive loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,067,595)

EMGOLD MINING CORPORATION
(an exploration state company)
Notes t o the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

12. Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets

	December 31, 2005		
	Canadian GAAP	**Adjustments**	**U.S. GAAP**
Assets			
Cash and cash equivalents	$ 3,423,939	$ --	$ 3,423,939
Other current assets	313,764	--	313,764
Equipment, mineral property interests and other non-current assets (b)	1,389,640	--	1,389,640
Total assets	$ 5,127,343	$ --	$ 5,127,343
Liabilities			
Total current liabilities	$ 601,143	$ --	$ 601,143
Preference shares (a)	613,871	(613,871)	--
Total liabilities	1,215,014	(613,871)	601,143
Shareholders' equity (a, b)	3,912,329	613,871	4,526,200
Total liabilities and shareholders' equity	$ 5,127,343	$ --	$ 5,127,343

	December 31, 2004		
	Canadian GAAP	**Adjustments**	**U.S. GAAP**
Assets			
Cash and cash equivalents	$ 1,304,994	$ --	$ 1,304,994
Other current assets	346,519	--	346,519
Equipment, mineral property interests and other non-current assets (b)	1,297,234	(141,054)	1,156,180
Total assets	$ 2,948,747	$ (141,054)	$ 2,807,693
Liabilities			
Total current liabilities	$ 458,949	$ --	$ 458,949
Preference shares (a)	577,529	(577,529)	--
Total liabilities	1,036,478	(577,529)	458,949
Shareholders' equity (a, b)	1,912,269	436,475	2,348,744
Total liabilities and shareholders' equity	$ 2,948,747	$ (141,054)	$ 2,807,693

(Expressed in United States dollars)

12. Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Statements of Cash Flows

	Years ended December 31,		
	2005	**2004**	**2003**
Operating activities			
Operating activities under Canadian GAAP	$(4,583,853)	$(4,728,387)	$(1,287,818)
Ceramext™ process (b)	--	(100,000)	--
Operating activities under U.S. GAAP	(4,583,853)	(4,828,387)	(1,287,818)
Investing activities			
Investing activities under Canadian GAAP	(352,101)	(1,101,225)	(67,545)
Ceramext™ process (b)	--	100,000	--
Investing activities under U.S. GAAP	$ (352,101)	$(1,001,225)	$ (67,545)

(a) Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not manditorily redeemable at a specified or determinable date or upon an event that is certain to occur. The foreign currency gain or loss related to the debt portion of the preference shares recognized under Canadian GAAP is recorded as an adjustment to income under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP.

(b) Accounting for intangible assets

Under U.S. GAAP, in process research and development acquired is expensed in the period of acquisition. Under Canadian GAAP, costs related to the purchase of these intangibles are capitalized and amortized over an estimated life. The Company has determined that the estimated life of the prototype related to the Ceramext™ process is two years, and the amortization has resulted in an adjustment to income under U.S. GAAP in the years ended December 31, 2005 and 2004.

(c) Impact of recent applicable United States accounting pronouncements

On June 1, 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial statements.* SFAS No. 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 will be effective for accounting change and corrections of errors made in fiscal years beginning after December 15, 2005. As there were no changes in accounting policy during the year, SFAS No. 154 does not impact the current year's Consolidated Statements of Operations and Deficit, Consolidated Balance Sheets or Consolidated Statements of Cash Flows.

(Expressed in United States dollars)

12. Differences in generally accepted accounting principles between Canada and the United States (continued)

(d) Impact of recent applicable Canadian accounting pronouncements

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 1530, *Comprehensive Income*, and Section 3865, *Hedges*. These sections will be effective for the Company's fiscal year starting January 1, 2007. The Company does not expect that these changes will have a material impact on the Company's reconciliation with U.S. GAAP.

13. Consolidated Schedules of Ceramext™ Research Costs

	Years ended December 31,		
	2005	**2004**	**2003**
Ceramext™ Process Costs			
Prototypes materials for research	$ 104,374	$ 173,246	$ --
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	156,060	141,054	--
Consulting fees	24,784	281,506	24,054
Consumable materials	51,026	40,349	--
Engineering costs	812,923	142,800	--
Marketing and commercialization	351,000	--	--
Sample preparation	70,190	27,882	--
Site costs	160,393	100,860	--
Stock-based compensation	28,489	68,440	--
Transportation	10,420	22,494	--
Incurred during the year	$ 1,769,659	$ 998,631	$ 24,054

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

14. Consolidated Schedules of Exploration Expenses

	Years ended December 31,		
	2005	**2004**	**2003**
Idaho-Maryland Property, California			
Exploration costs			
Assays and analysis	$ 5,875	$ 70,016	$ 20,206
Drilling	--	909,625	130,295
Geological and geochemical	762,140	658,920	266,318
Land lease and taxes	130,736	105,907	90,240
Mine planning	459,984	488,817	126,469
Site activities	213,756	369,541	177,731
Stock-based compensation	17,858	126,742	140,834
Transportation	14,551	44,106	35,029
Incurred during the year	1,604,900	2,773,674	987,122
Rozan Gold Property, British Columbia			
Exploration costs			
Assays and analysis	--	3,789	3,988
Geological and geochemical	1,625	(21,929)	47,304
Site activities	155	295	683
Stock-based compensation	--	7,605	8,450
Transportation	--	1,460	75
Incurred during the year	1,780	(8,780)	60,500
Stewart Property, British Columbia			
Exploration costs			
Assays and analysis	6,425	--	592
Drilling	59,198	--	--
Geological and geochemical	3,430	18,985	44,303
Site activities	5,409	312	167
Stock-based compensation	--	7,605	8,450
Transportation	1,061	2,374	91
Assistance and recoveries	(4,273)	--	--
Incurred during the year	71,250	29,276	53,603
Jazz Property, British Columbia			
Exploration costs			
Assays and analysis	--	6,437	--
Drilling	--	58,786	--
Geological and geochemical	1,862	13,176	--
Transportation	--	3,477	--
Assistance and recoveries	(11,568)	--	--
Incurred during the year	(9,706)	81,876	--
Total Exploration Expenses	$ 1,668,224	$ 2,876,046	$ 1,101,225

Emgold Mining Corporation
Three Months and Year Ended
December 31, 2005
(expressed in United States dollars, unless otherwise stated)

Emgold Mining Corporation
Three Months and Year Ended
December 31, 2005
(expressed in United States dollars, unless otherwise stated)

1.1 Date

The effective date of this report is April 28, 2006

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other commodities, variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, protection of the integrity of intellectual property and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2005. All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation ("Emgold" or the "Company", "We" or "Our") has historically been a mineral exploration company. The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the viability of fully commercializing the Ceramext™ process which converts mine tailings and other siliceous waste materials to ceramics. Following is a brief summary of its current activities.

- Emgold's loss for the year ended December 31, 2005 ("fiscal 2005") was $5,245,165 or $0.09 per share compared to a loss of $5,446,629 or $0.12 per share in the year ended December 31, 2004 ("fiscal 2004").

- During fiscal 2005, cash used in operations was $4,583,853 compared to $4,728,387 in fiscal 2004.

- Exploration expenditures and acquisition of mineral property interests totalled $1,729,799 in fiscal 2005, of which $61,575 was capitalized, compared to $3,533,515 in fiscal 2004, of which $657,469 was capitalized. The Company's accounting policy is to expense exploration costs on its mineral property interests. Exploration expenditures were incurred on the following mineral properties in fiscal 2005: Idaho-Maryland - $1,604,900 (2004: $2,773,674), Rozan - $1,780 (2004 – recovery of $8,780)), Stewart – $71,250 - (2004 – $29,276), and Jazz – recovery of $9,706 (2004 – expenditures of $81,876).

- During fiscal 2005, the Company spent $1,769,659 (2004 - $998,631) on research and development of the Ceramext™ process. Expenses incurred include prototype materials for research - $104,374 (2004 – $173,246); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $156,060 (2004 - $141,054); consulting fees - $24,784 (2004 - $281,506); engineering costs which includes contractors, salaries and hourly labour - $812,923 (2004 - $142,800); consumable materials - $51,026 (2004 - $40,349); marketing and commercialization - $351,000 (2004 – Nil); site costs - $160,393 (2004 - $100,860); sample preparation - $70,190 (2004 - $27,882); stock-based compensation of $28,489 (2004 - $68,440) and transportation - $10,420 (2004 - $22,494). The technology

(expressed in United States dollars, unless otherwise stated)

licence fee and bench-scale research facility was amortized over a two-year period, and was fully amortized at December 31, 2005

The Company's primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the "Project"). Emgold has also been conducting research and development related to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine. The Company also believes there is a global business opportunity to process a wide range of other silicious waste and materials to produce high quality ceramic building materials. In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has purchased, earned and received the worldwide license for the technology. A royalty will be payable to Ceramext, LLC, a private company owned by a director of the Company, when a positive feasibility study is completed and the process is in commercial production. The Company commenced paying advance royalties in fiscal 2005.

The Idaho-Maryland feedstock including development rock and historical tailings from the Idaho-Maryland Mine has been used to produce high quality ceramic material, as have washed fines from aggregate operations, fly ash and other materials from mining and industrial sites throughout North America. The testing of materials is ongoing in conjunction with equipment design and product development.

The Ceramext™ process appears to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.

1.2.1 Idaho-Maryland Mine, California

The Company is continuing with its exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.

During the first half of 2005, the Company submitted applications for a Conditional Mine Use Permit ("CMUP" or "Permit"), which will allow Emgold to explore, re-open and work the Idaho-Maryland Mine, subject to the conditions in the Permit. Once the Permit is issued, the Company plans to dewater the existing mine workings and construct an underground access ramp (the "decline"). The decline may be used to conduct underground exploration, perform confirmation drilling and sampling, as well as possibly begin mining operations by mining and toll milling any gold ore when sufficient gold-bearing ore is defined as part of the development and exploration of the existing underground workings and from any areas of deeper underground exploration.

The application for the CMUP was accepted as substantially complete on May 24, 2005, by the City of Grass Valley (the "City"), and as the Lead Permitting Agency, the City has initiated a California Environmental Quality Act ("CEQA") review of the Project application. The Project is sensitive to addressing those issues associated with growth due to industrial development proximate to an urban center.

The construction of a decline may also enable the production of ceramics from the rock from the excavation of the decline. The CMUP application includes provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute material revenue that could enhance the overall value and economics of the integrated mining operation. The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day of ceramic feedstocks and gold-bearing ore, subject to the completion of positive technical reports and studies and given a positive production decision.

(expressed in United States dollars, unless otherwise stated)

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of concern. We believe we have a good working relationship with the local communities and are presently entering the mid-stage of the permitting process.

The main focus of the Company in fiscal 2005 has been responding to comments and information requests from the City of Grass Valley and the preparation of permitting applications and relevant supporting documentation as well as public presentations and workshops. This process of information exchange will continue throughout fiscal 2006. The work associated with the application process will consume a significant amount of the Company's resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other County, State and Federal regulatory authorities.

The Company has attended community events including fairs, markets and meetings of local organizations and has conducted community workshops that may be attended by all interested parties. Information is distributed at the community events, and issues of concern to the community are being addressed and communicated to all interested parties at the public workshops and meetings, local news media, director mail-outs, circulars and brochures. A website, devoted to the Idaho-Maryland project, www.idaho-maryland.com, provides general project information, permitting documentation and addresses community concerns regarding the impact of possible dewatering of existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Exploration

Emgold has identified 26 underground exploration targets, each having the potential to host a sizeable gold deposit, based on historical and current drill data. It is important to note that these exploration targets may only be fully defined by underground mining combined with underground exploration drill programs. The Company will need to obtain a CMUP before the existing mine workings can be dewatered and excavation of a decline can be initiated. When the decline excavation begins, the Company intends to start mining for gold from shallow targets as well as to start further underground exploration activities. Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence by Q1 2008 or before.

The Company is planning a future 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified. The Company's current estimate is that the permitting process could be completed in about 24 months from May 24, 2005, the date that the Final Applications were deemed substantially complete by the City of Grass Valley as Lead Agency. This time estimate has been based on the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months.

Preliminary metallurgical testing of mineralized drill core samples was initiated in fiscal 2005. This testing will provide data for the permitting process and insight on gold recovery by gravity and cyanide processes that can be used in gold and ceramics process planning.

Since the Company acquired the rights to the Idaho-Maryland, considerable effort has been expended on the development of a computer model of the mine using historical information. Up to mid-2005, the primary activities of model building were focused on geological features and structures and existing mine workings of the Idaho-Maryland Mine. Construction of the MineSight™ assay model, including approximately 36,000 to 40,000 historic assays, began during the third quarter of fiscal 2005. The modeling includes the Brunswick Slab rock units and will be needed for both ceramics and gold resource evaluations and interpretations. Modeling of the rock units from historic data is also being

(expressed in United States dollars, unless otherwise stated)

incorporated.

The Company's geologists are planning a possible Phase 3 surface drill program for late 2006 or in 2007, to explore several structures in preparation of underground exploration. Currently there is a shortage of available surface exploration and drilling equipment as well as experienced personnel to complete the work. Permitting to access the underground workings is currently Emgold's top priority in order to obtain access to begin the underground drill program.

Advancement Of The Ceramext™ Process

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine. The Company also believes there is a global business opportunity to process a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials. In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has earned and received the worldwide license for the technology. A royalty will be payable to Ceramext, LLC, on completion of a positive feasibility study and commencement of commercial production. The owner is a director of the Company, and quarterly payments of advance royalties of $5,000 were paid in fiscal 2005, and have increased to $10,000 quarterly in fiscal 2006.

The Idaho-Maryland feedstock has been used to produce high quality ceramic material, as has fly ash and other materials from mining and industrial sites throughout North America. The Ceramext™ hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials. These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also washed fines from aggregate producers, coal and lignite fly ash which is generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates.

Testing of various materials and blends of materials and other research is ongoing in conjunction with equipment design and product development for the Ceramext™ process. The Ceramext™ process appears to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes. Savings are expected from the process by more efficient use of energy and the lower cost of feedstocks.In 2005, a lab-sized extruder was obtained and used to test various processing techniques. The techniques work well and we are now planning on using it in conjunction with the Ceramext™ process to produce a wide range of high value products. A commercial-scale pug mill has also been purchased to allow us to explore other options for processing and forming products. A new pilot line and demonstration plant has been constructed and is currently in the start-up phase.

Process equipment purchased for the glazing program includes several different types of inline glazing systems. Various types of glazes and glaze application techniques will be evaluated using these systems.

In 2005 the Company commissioned a comprehensive ceramics marketing study by an independent consulting company specializing in all aspects of marketing and distribution. .The study was completed in October of 2005 and provides the Company with a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets. Based on the study, the Company is planning distribution channels, investigating market segmentation, product aesthetics and other factors that may impact product development costs and the initial phases of the Company's marketing strategy. Additional marketing and distribution definition and studies are progressing in fiscal 2006 and will be an on-going activity in the future as commercialization of the technology and products advance.

(expressed in United States dollars, unless otherwise stated)

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products. The Company expects to have several Memoranda of Understanding and/or joint ventures in place with operators in 2006, but as of the date of this report, none have been entered into. The Company has signed a ceramic products distribution Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.

It is anticipated that the first sale of commercial production of tiles using the Ceramext™ process will be received late in the second quarter or in the third quarter of fiscal 2006. The production will be limited and will be utilizing the current research and development facility, or, as the year progresses, the demonstration-scale facility planned to be developed in Grass Valley. The Company may earn revenue from sales of test products that are produced from the demonstration-scale facility.

Intellectual property

The Company, on behalf of Ceramext, LLC, has two patent applications pending with the U.S. Patent Office ("USPTO"), the first being a process application and the second being a materials composition patent. Additional patents are being prepared for submission to the USPTO.

A response to the USPTO regarding claims in the Ceramext™ process patent application has been completed.

The Ceramext materials composition patent application was filed with the USPTO in September 2005. The protection of the Company's intellectual property is a very high priority and additional patent applications are being prepared to protect the technology during development and commercialization. The requirements that the Company protect its intellectual property and reserve certain patenting rights may cause management to defer from entering into commercial contracts to sell ceramic tiles until late 2006 or early 2007.

1.2.2 Stewart and Jazz Properties, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia. The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007. The property is subject to a 3.0% net smelter returns royalty ("NSR"), of which the Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property. Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period.

Exploration Activity

In 2005, Emgold completed a five-hole, 404-meter diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in southeastern British Columbia. The intent of the drill program was to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators. This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum ("moly") zone.

This drilling was designed to determine the reliability of the historical resource estimate by comparing historic Shell Minerals' results with those obtained by Emgold. The drill results obtained by Emgold compare well to the historical results from Shell Minerals exploration program. Additional modeling of the historic and current drilling will be performed by Emgold to validate the molybdenum resource

(expressed in United States dollars, unless otherwise stated)

within the mineralized breccia zone, as well as determine the potential for a larger low grade enveloping deposit within the host quartz monzonite porphyry rocks. Results from this drill program are encouraging and justify additional exploratory drilling to expand our knowledge of the promising molybdenum mineralization in both the Phase II and Phase I breccia zones and surrounding porphyry host.

1.2.3 Rozan Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3.0% NSR. The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%. The final payment of Cdn$30,000 was made in fiscal 2006, and the Company has now acquired a 100% interest in the property, subject to a 3.0% NSR from production.

Mineral Property Option Payments and Exploration Programs for Fiscal 2006

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 total $250,000, including work programs of $200,000 and property payments of Cdn$50,000 and $10,000, of which Cdn$30,000 has already been paid in fiscal 2006.

1.2.4 Market Trends

The price of gold has been increasing steadily over the past two years. The average London gold fix in 2005 averaged US$444.74 per ounce and has averaged US$566.49 per ounce to April 28 in 2006.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Current assets	$ 3,737,703	$ 1,651,513	$ 5,909,571
Mineral property interests	859,531	797,956	140,487
Other assets	530,109	499,278	38,766
Total assets	5,127,343	2,948,747	6,088,824
Current liabilities	601,143	458,949	193,050
Notes payable and preference shares	613,871	577,529	517,417
Shareholders' equity	3,912,329	1,912,269	5,378,357
Total shareholders' equity and liabilities	$ 5,127,343	$ 2,948,747	$ 6,088,824
Working capital	$ 3,136,560	$ 1,192,564	$ 5,716,521

	Years ended December 31,		
	2005	2004	2003
Expenses			
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs	1,769,659	998,631	24,054
Exploration expenses	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)			
Foreign exchange (gain) loss	8,148	139,455	(62,424)
Finance expense	44,996	41,790	41,860
Accretion of debt portion of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685
Income tax recovery		--	(44,105)
Loss for the year	$ 5,245,165	$ 5,446,629	$ 3,160,580
Loss per share – basic and diluted	$0.09	$0.12	$0.11
Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975
Total common shares outstanding at end of year	65,538,099	47,158,099	43,455,880

1.4 Results of Operations

Year ended December 31, 2005 ("fiscal 2005"), compared to year ended December 31, 2004 ("fiscal 2004")

Emgold's loss in fiscal 2005 was $5,245,165, or a loss per share of $0.09, compared to a loss of $5,446,629, or a loss per share of $0.12 in fiscal 2004.

Included in operating expenses in fiscal 2005 is a total of $190,326 in stock-based compensation compared with $473,710 in stock-based compensation in fiscal 2004. Stock-based compensation is also included in Ceramext™ research costs and in exploration costs.

During fiscal 2005 the Company earned interest income of $109,458 on excess cash balances compared to $60,366 in fiscal 2004. The increase was due to interest earned on higher cash balances held through the latter half of fiscal 2005 after the closing of a private placement financing late in the second quarter of fiscal 2005.

General and administrative expenses:
Legal, accounting and audit fees decreased from $183,335 in fiscal 2004 to $114,557 in fiscal 2005. Audit fees increased in fiscal 2004 due to quarterly reviews by the auditors in preparation for certain regulatory filings. An increase in legal fees in fiscal 2005 was related to the finalization of a Form 20-F, which was filed in June 2005 when the Company registered with the Securities and Exchange Commission in the United States. Fiscal 2006 accounting and legal costs will likely increase due to increasing regulatory and reporting requirements. The Company now files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document. Reviews of internal controls may also be required to be completed in fiscal 2006.

Office and administration expenses in fiscal 2005 of $448,357 compare to $283,581 in fiscal 2004. These included telephone, courier and other direct costs. Costs are substantially higher in fiscal 2005, as a new exploration office and pilot plant facilities were set up in Grass Valley, California in late fiscal 2004. Prior to the third quarter of fiscal 2004, the Company rented an office in Grass Valley that did not have sufficient space for development of the Ceramext™ process. A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month are being paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company and are classified as management and consulting fees. A new chairman was appointed in June 2005, and a management fee of Cdn$2,500 is being paid to Lang Mining Corporation for a one-year period. Included in consulting fees in fiscal 2005 is Cdn$7,500 paid to a company controlled by a director of the Company. There was no comparative expense in fiscal 2004.

The Company has hired consultants at a cost of $68,600 to date to assist the Company in a review of the ceramics industry. The process was started in late 2005 and will continue in fiscal 2006.

A foreign exchange loss of $8,148 in fiscal 2005 compares to an exchange loss of $139,455 in fiscal 2004. During the first half of fiscal 2004, the Company's funds were held primarily in Canadian dollars and as the United States dollar temporarily strengthened, an exchange loss was recorded in fiscal 2004. The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations. Fluctuations in currency affected operations to a lesser degree in fiscal 2005, as most of the Company's funds are now held in United States dollars, and most expenditures by the Company are incurred and paid in United States dollars.

Salaries and benefits of $558,717 in fiscal 2005 compares to $310,850 in fiscal 2004. The increase in

(expressed in United States dollars, unless otherwise stated)

salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities. The complement of staff at the Vancouver offices is not expected to increase significantly in fiscal 2006, although the Company is hiring a new Vice President of Engineering and Construction. The existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff. The staff in Grass Valley may increase significantly as the pilot and demonstration plant start continuous operation. Sales of some of the ceramic products may partially offset the additional labour expense. Costs may also substantially increase as Emgold is actively searching for a Vice President of Operations to be based in Grass Valley, California.

Shareholder communications costs of $284,246 in fiscal 2004 compare to $288,216 in fiscal 2005. Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company's activities. These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. ("MBC") to conduct investor relations programs oriented towards institutional investors on behalf of the Company. The agreement may be terminated at any time. The Company has been paying MBC a monthly fee of $5,000. During fiscal 2005, a total of $77,500 was paid to MBC, compared to $60,000 in fiscal 2004. This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also retained investor relations' services through its current management service provider, LMC Management Services Ltd. ("LMC"). From July 1, 2004 to June 2005, LMC provided the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month. During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney's services, compared to $14,018 in fiscal 2004. In fiscal 2004, the Company paid $31,384 to Coal Harbor Communications, an investor relations firm, with no comparative expense in fiscal 2005. In fiscal 2005, $4,600 was paid to Windward Communications for investor relations services, compared to $31,649 in fiscal 2004. Windward Communications services were terminated in fiscal 2005.

The Company also paid $49,638 to High Visibility Public Relations for public relations services in fiscal 2005 compared to $46,548 in fiscal 2004. High Visibility does not perform investor relations' activities. The contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O'Connor as Manager, Investor Relations. Mr. O'Connor is a full-time employee of LMC and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement. The Company is paying LMC for Mr. O'Connor's services from its current working capital, and his salary is included in salaries and benefits.

Travel expense increased from $55,569 in fiscal 2004 to $131,770 in fiscal 2005, as travel, air and hotel accommodation costs have increased in general. Management has been giving numerous presentations in Europe and North America to the investment community to increase awareness of Emgold. Travel to the Grass Valley office from the Vancouver office increased in fiscal 2005 due to the progress on the permitting and development of the Ceramext™ process. Fiscal 2006 travel costs are likely to remain at least at the fiscal 2005 level.

(expressed in United States dollars, unless otherwise stated)

Research and development expenses:

	Years ended December 31, 2005	2004	2003
Ceramext™ Process Costs			
Prototypes materials for research	$ 104,374	$ 173,246	$ --
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	156,060	141,054	--
Consulting fees	24,784	281,506	--
Consumable materials	51,026	40,349	--
Engineering costs	812,923	142,800	24,054
Marketing and commercialization	351,000	--	--
Sample preparation	70,190	27,882	--
Site costs	160,393	100,860	--
Stock-based compensation	28,489	68,440	--
Transportation	10,420	22,494	--
Incurred during the year	$ 1,769,659	$ 998,631	$ 24,054

In fiscal 2005 the Company incurred $1,769,659 in research of the Ceramext™ process compared to $998,631 in fiscal 2004. Most of the material for the prototype has been purchased, as has the majority of the equipment required for testing and analyzing the materials produced. In fiscal 2005 the Company acquired a large lot of equipment. The Ceramext™ process is being incorporated into conventional equipment to produce high-quality ceramic tile.

The pilot plant is continually used to test many different materials to determine various processing parameters. Various materials produced are regularly evaluated with physical testing (i.e., modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which are providing new insights into the process. The design of a new pilot and demonstration plant has been formulated and it is expected that the first large-scale production tests may begin in mid-2006.

The official filing receipt has been received for the composition patent. New microprobe work has been initiated to determine the effect of various processing methods on the same feed material and the associated products.

Marketing and aesthetic studies were undertaken in fiscal 2005, at a cost of $351,000. These studies have examined the market for a wide range of products that could be manufactured using the waste materials from the Idaho-Maryland Mine or other operations that produce waste that could be utilized in the process.

Current and planned activities for 2006 include further testing, and preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005
(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Years ended December 31,		
	2005	**2004**	**2003**
Idaho-Maryland Mine, California			
Exploration costs			
Assays and analysis	$ 5,875	$ 70,016	$ 20,206
Drilling	--	909,625	130,295
Geological and geochemical	762,140	658,920	266,318
Land lease and taxes	130,736	105,907	90,240
Mine planning	459,984	488,817	126,469
Site activities	213,756	369,541	177,731
Stock-based compensation	17,858	126,742	140,834
Transportation	14,551	44,106	35,029
Incurred during the year	1,604,900	2,773,674	987,122
Rozan Property, British Columbia			
Exploration costs			
Assays and analysis	--	3,789	3,988
Geological and geochemical	1,625	(21,929)	47,304
Site activities	155	295	683
Stock-based compensation	--	7,605	8,450
Transportation	--	1,460	75
Incurred during the year	1,780	(8,780)	60,500
Jazz Property, British Columbia			
Exploration costs			
Assays and analysis	--	6,437	--
Drilling	--	58,786	--
Geological and geochemical	1,862	13,176	--
Assistance and recoveries	(11,568)	3,477	--
Incurred during the year	(9,706)	81,876	--
Stewart Property, British Columbia			
Exploration costs			
Assays and analysis	6,425	--	592
Drilling	59,198	--	--
Geological and geochemical	3,430	18,985	44,303
Site activities	5,409	312	167
Stock-based compensation	--	7,605	8,450
Transportation	1,061	2,374	91
Assistance and recoveries	(4,273)	--	--
Incurred during the year	71,250	29,276	53,603
Exploration expenses incurred during the year	$ 1,668,224	$ 2,876,046	$ 1,101,225

Exploration expenditures on the Idaho-Maryland property decreased from $2,773,674 in fiscal 2004 to $1,604,900 in fiscal 2005. Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling. No drilling costs were incurred in fiscal 2005 (2004 - $909,665), explaining the decrease in expenditures.

The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current

(expressed in United States dollars, unless otherwise stated)

lease commenced on June 1, 2002, and expires on May 31, 2007. All payments required under the lease have been made to date.

Planned expenses in fiscal 2006 for the Idaho-Maryland project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

The geologic mapping of the Idaho-Maryland property and digitizing of the historic workings into MineSight™ has been completed. This is the first update of a geologic map of the Idaho-Maryland property in over 60 years, and the first time a computerized geologic map of the site has been made. Emgold plans to utilize the data in computer assisted drafting for mine planning and to be used in our MineSight™ modelling.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning. Todd Engineers has been contracted to be Idaho-Maryland's hydro-geological consulting firm. The first task they will be undertaking is to develop a hydro-geological model of the Idaho-Maryland project area.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $102,372 in fiscal 2004 compared to $79,165, before government assistance and recoveries of $15,841 received in fiscal 2005. All share and cash payments due in fiscal 2005 on the Company's mineral property interests in British Columbia have been made.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2004								
First Quarter	214,371	702,850	648	840	--	286,458	1,176,178	0.03
Second Quarter	385,462	858,618	2,529	11,173	--	374,247	1,614,209	0.03
Third Quarter	170,690	778,252	15,689	16,065	24,350	465,915	1,457,999	0.03
Fourth Quarter	228,108	433,954	(27,646)	1,198	57,526	505,698	1,198,243	0.03
2005								
First Quarter	217,138	401,372	355	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02

Note 1: General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company's activities and progress on its exploration and permitting of the Idaho-Maryland Property and research on the Ceramext™ process.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash,

(expressed in United States dollars, unless otherwise stated)

primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at December 31, 2005, Emgold has capitalized $859,531 representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia. The Company has also acquired equipment with a book value of $523,090, compared to $351,825 at December 31, 2004. Total equipment purchases in the year ended December 31, 2005, totalled $290,526. Amortization of $119,261 on equipment was recorded in fiscal 2005.

1.7 Capital Resources

At December 31, 2005, Emgold's working capital, defined as current assets less current liabilities, was $3,136,560, compared to $1,192,564 at December 31, 2004. The Company's continued operations are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations.

At December 31, 2005, the Company had 65,538,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares. Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005. During fiscal 2005, the Company issued 18,360,000 common shares pursuant to a financing completed at Cdn$0.50 per unit. Each unit was comprised of one common share and one share purchase warrant at Cdn$0.70. Pursuant to the financing, Galaxy Fund, Inc. ("Galaxy"), a mutual fund based in Road Town, British Virgin Islands, now holds approximately 18.92% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 32.52%. Initially, the Galaxy transaction resulted in Galaxy holding 23% of the issued and outstanding shares of the Company which, under the rules and policies of the TSX Venture Exchange, constituted Galaxy a "control person" of Emgold. As such, the Company sought shareholder approval for the private placement, which it received at its annual and special general shareholders meeting held on June 8, 2005. Proceeds from the private placement provided $7,050,466 after share issue costs, to the treasury.

Proceeds from the private placement have been used to fund further exploration and development of the Company's Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.

Additional financing will be required in fiscal 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.

Preference Shares
Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. At December 31, 2005, $147,018 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that

(expressed in United States dollars, unless otherwise stated)

are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $112,193 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2005, increasing the total to $613,871.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Contractual and Other Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2005:

	January 1, 2006, to December 31, 2006	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(2)*	Total (to 5 years)
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	234,938	60,413	--	--	--	--	295,351
Idaho-Maryland property lease *(1)*	102,000	51,000	--	--	--	--	153,000
House rental	9,600	--	--	--	--	--	9,600
Mineral property option payments *(1)*	60,000	48,333	20,000	25,000	25,000	25,000	178,333
Ceramext™ royalties and payments	40,000	80,000	160,000	160,000	160,000	160,000	600,000
Purchase obligations *(3)*	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$446,538	$ 239,746	$ 180,000	$ 185,000	$ 185,000	$ 185,000	$1,236,284

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) The amount shown in '5th and subsequent years' is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year. The lease agreement and option to purchase expires in 2007.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

(expressed in United States dollars, unless otherwise stated)

1.9 Transactions With Related Parties

Balances receivable from (g):		**December 31, 2005**		**December 31, 2004**
LMC Management Services Ltd.	$	131,224	$	229,682
Balances payable to (g):				
Directors, officers and employees	$	173,273	$	117,242

Related party transactions in these consolidated financial statements are as follows:

(a) Ross Guenther, a director of the Company is the developer of the Ceramext™ process. Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter. He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $90,000 (2004 - $90,000; 2003 - $90,000). During the year ended December 31, 2004, under the terms of the Ceramext™ agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext, LLC, a private company controlled by Mr. Guenther.

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics. The Ceramext™ process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products. Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.

(b) Commencing August 1, 2001, $649,271 (2004 - $539,130; 2003 - $268,539) in management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c) Legal fees of $34,625 (2004 - $$32,268; 2003 - $23,873) were paid to a law firm of which a director, Sargent H. Berner, is an associate.

(d) Consulting fees of Cdn$7,500 (2004 – Nil; 2003 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e) Lang Mining Corporation ("Lang Mining") is a private company controlled by Frank A. Lang, a director of the Company. Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company. The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract as a severance

(expressed in United States dollars, unless otherwise stated)

settlement. During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company. At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period. During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang. See Item 1.7 – Preference Shares.

(f) The Company paid Whisper Development Ltd., a private company controlled by Frank A. Lang, a director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement in they year ended December 31, 2004. The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland Property. (See Note 3 (b), for the description of the Idaho-Maryland Property.)

(g) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares

1.10 Fourth Quarter

Three months ended December 31, 2005 ("Q4 2005"), compared to three months ended December 31, 2004 ("Q4 2004")

	Three months ended December 31, 2005	2004
Expenses		
Amortization	$ 19,726	$ 12,430
Ceramext™ research costs	853,663	228,110
Exploration expenses	420,620	469,951
Legal, accounting and audit	35,424	108,235
Management and consulting fees	13,130	13,714
Office and administration	145,493	71,875
Other consulting fees	68,600	--
Salaries and benefits	(54,695)	99,092
Shareholder communications	59,845	107,166
Stock-based compensation	--	56,336
Travel	58,737	14,754
	1,620,543	1,181,663
Other expenses and (income)		
Foreign exchange loss	1,895	7,056
Finance expense	11,779	10,572
Accretion of debt portion of preference shares	4,207	4,468
Interest income	(38,563)	(5,516)
Loss for the period	$ 1,599,861	$ 1,198,243
Loss per share – basic and diluted	$0.02	$0.03
Weighted average number of common shares outstanding	65,521,795	47,158,099

Emgold had a loss of $1,599,861 or a loss per share of $0.02 in Q4 2005, compared to a loss per share of $1,198,243, or loss per share of $0.03 in Q4 2004.

Included in Q4 2005 is $Nil in stock-based compensation compared with $130,558 in stock-based compensation in Q4 2004. Stock-based compensation is recorded in exploration expenses, administration and in research and development expenses.

During Q4 2005 the Company earned interest income of $38,563 on excess cash balances compared to $5,516 in Q4 2004. The increase was due to higher cash balances held through the balance of fiscal 2005, after the closing of a financing in the second quarter.

Legal, accounting and audit fees decreased from $108,235 in Q4 2004 to $35,424 in Q4 2005. Legal, accounting and legal fees will continue to be higher than in prior periods due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings, which also include the preparation of an Annual Report on Form 20-F for the United States Securities and Exchange Commission.

Office and administration expenses in Q4 2005 of $145,493 compare to $71,875 in Q4 2004. Costs vary depending on administration costs in the head office and allocation of costs between projects. Office and administration costs are allocated to exploration and research and development costs. Overall costs are now stable as a full complement of staff is now occupying the exploration office and pilot/demonstration plant facilities that were set up in Grass Valley. Period-to-period costs may vary as activities change, but no significant changes are currently expected in office and administration costs.

Until June 30, 2005, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company in each fiscal year and are classified as management and consulting fees. Monthly fees of Cdn$2,500 continue to be paid to Lang Mining Corporation as a severance payment to the former chairman. These fees will be discontinued in June 2006. Included in consulting fees in Q4 2005 is Cdn$7,500 paid to a company controlled by a director of the Company. There was no comparative expense in Q4 2004.

A foreign exchange loss of $1,895 in Q4 2005 compares to an exchange loss of $7,056 in Q4 2004. In fiscal 2004, the Company's funds were held primarily in Canadian dollars as the United States dollar temporarily strengthened, resulting in an overall exchange loss varying due to volatility in each reporting period. The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations. Fluctuations in currency affected operations to a lesser degree in fiscal 2005, as most of the Company's funds were held in United States dollars and the majority of corporate expenditures are denominated and paid in United States dollars.

The Company has hired consultants at a cost of $68,600 in Q4 2005 to assist the Company in a review of the ceramics industry. The process was started in late 2005 and will continue in fiscal 2006. There is no comparative expense in Q4 2004.

Salaries and benefits of $99,092 in Q4 2004 compare to a recovery of $54,695 in Q4 2005. Costs vary depending on administration costs in the head office and allocation of costs between projects. Office and administration costs are allocated to exploration and research and development costs. Administration expenses relate to the time used by management, administrative and accounting personnel for the processing of transactions, compliance with regulatory requirements, and other administration activities. The complement of staff at the Vancouver office is not expected to increase significantly in fiscal 2006, although the Company is hiring a new Vice President of Engineering and Construction. The existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff. The staff in grass Valley may increase significantly as the pilot and demonstration plant goes into continuous operation. Sales of some of the ceramic products may partially offset the additional labour expense. Costs may also substantially increase as Emgold is actively searching for a Vice President of Operations to be based in Grass Valley, California.

(expressed in United States dollars, unless otherwise stated)

Shareholder communications costs of $107,166 in Q4 2004 decreased substantially to $59,845 in Q4 2005, although expenditures remained approximately at the same level in each fiscal year. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company's activities. These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.

Travel costs increased from $14,754 in Q4 2004 to $58,737 in Q4 2005, primarily due to travel and conference costs related to two investment conferences attended in November 2005.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at December 31, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

1.14 Financial Instruments and Other Instruments

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable. Current financial instruments are recorded at cost. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company's non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares. The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company's common shares, interest rates, and other factors relevant to the financial instrument. As a result, the fair value of the preference shares cannot be practicably determined.

1.15.1 Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2005, 2004 and

(expressed in United States dollars, unless otherwise stated)

2003.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

See Item 1.4 in this Annual and Quarterly Report.

(b) expensed research costs

See Item 1.4 in this Annual and Quarterly Report.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 28, 2006

(a) **Authorized Capital**

Unlimited number of common shares without par value.
Unlimited number of preference shares without par value.

(b) **Issued and Outstanding Capital**

65,588,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

(expressed in United States dollars, unless otherwise stated)

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	494,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,130,000	July 12, 2014
$0.36	260,000	June 28, 2010
	6,304,000	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
18,360,000		

Other Information

Controls and Procedures

As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Schedule "A"

This Schedule "A" lists the participation of the directors of the Company elected in June 2005 in other reporting issuers.

Name of Director	*Name of Reporting Issuer*
Frank A. Lang	Director of: Aurizon Mines Ltd., Abington Ventures Inc., and ValGold Resources Ltd. Director and executive officer of: Acrex Ventures Ltd., Cream Minerals Ltd. and Sultan Minerals Inc.
William J. Witte	Director of ValGold Resources Ltd.
Sargent H. Berner	Director of: Titan Logix Corp. (formerly Titan Pacific Resources Corp.), Sultan Minerals Inc., Cream Minerals Ltd., ValGold Resources Ltd., Canadian Small Cap Resource Fund 2004 Limited Partnership, Aurizon Mines Ltd., Arrabbiata Capital Corp., Canadian Small Cap Resource Fund 2005 No.1 Limited Partnership, and Pacific Ridge Exploration Ltd. Corporate Secretary of: Northern Orion Resources Inc.
John King Burns	Director of: NovaDx Ventures Corp. (formerly NovaDx International Inc.) and Northern Orion Resources Inc.
Ross Guenther	No directorships
Joel D. Schneyer	Director of: Rupert Resources Ltd., Etruscan Resources Incorporated and Globex Mining Enterprises Inc.

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of **EMGOLD MINING CORPORATION** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 22, 2006, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial years ended December 31, 2005 and 2004.
2. To fix the number of directors at six.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.
5. To consider and if thought fit, to pass an ordinary resolution to ratify and approve the Company's existing 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.
6. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, *sign and date the* enclosed proxy form and deliver *it by fax, hand or mail* in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of May, 2006

BY ORDER OF THE BOARD

"William J. Witte"
William J. Witte
President & CEO

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR

Date

As at April 30, 2006, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of EMGOLD MINING CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on June 22, 2006 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 18th day of May, 2006.

/s/ William J. Witte
William J. Witte, B.Sc., P.Eng.
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, B.Com., C.A.
Corporate Secretary & Chief Financial Officer

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2005	25,000	40,000	10,450	--
2004	26,000	--	9,650	--

Particulars of Matters to be Acted Upon

(a) Approval and Ratification of 10% Rolling Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the Exchange and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION BE IT RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

Proxy Instructions

Appointment Of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered And Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 65,588,099 were issued and outstanding as at April 30, 2006. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on May 15, 2006, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	6,786,594 (1)	10.35%
Galaxy Fund, Inc.	12,400,000	18.91%

(1) Of these Shares, 1,411,749 are held indirectly in the name of Dauntless Developments Ltd. and 1,422,653 are held in the name of Lang Mining Corporation, both private companies controlled by Frank A. Lang.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Independent (1)	Financially Literate (1)
John K. Burns	Independent (1)	Financially Literate (1)
Joel D. Schneyer	Independent (1)	Financially Literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee and a Health, Safety and Environmental Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (1)
Sargent H. Berner (3)(4) Vancouver, B.C. Director	Businessman, President, Kent Avenue Consulting Ltd.	Since May 30, 1991	89,668
William J. Witte (5) West Vancouver, B.C. President, CEO and Director	Director of other resource and technology based public and private companies	Since June 16, 1999	295,040
John King Burns (3)(4)(5) Philadelphia, Pennsylvania, U.S.A. Director	Managing Director, Frontier Risk Management Inc.	Since June 18, 2003	NIL
Joel D. Schneyer (3)(4)(5) Parker, Colorado, U.S.A. Director	President, Mercantile Resources Finance, Inc.	Since June 16, 2004	NIL
Kenneth R. Yurichuk Oakville, ON	See below	Nominee	NIL
Robin A. W. Elliott Vancouver, BC	See below	Nominee	10,000 (2)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these Shares, 10,000 are held indirectly in the name of Gower Point Investments Ltd., a private holding company controlled by Robin A. W. Elliott and his spouse.

(3) Audit Committee.

(4) Corporate Governance and Compensation Committee.

(5) Health, Safety & Environmental Committee.

Kenneth R. Yurichuk, C.A.

Mr. Yurichuk has acted as a director and officer of the General Partners for the Contrarian Resource Fund 2002 Limited Partnership, the Contrarian Resource Fund 2003 No. 1 Limited Partnership, the Mavrix Resource Fund 2004 Limited Partnership, the Mavrix Resource Fund 2004 - II Limited Partnership and the Mavrix Resource Fund 2005 - I Limited Partnership and a director of Mavrix Fund Management Inc. He is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto. Mr. Yurichuk has been in public practice for over 30 years and has served as director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing. Mr. Yurichuk holds a B.Com degree as well as the CA designation.

Robin A. W. Elliott, FCA

Robin A. W. Elliott is a Senior Partner at Manning Elliott LLP, Chartered Accountants and has been with the firm since 1975. Mr. Elliott has more than thirty years of accounting experience, primarily with small to medium-sized, owner-managed businesses and family holding and investment companies. He received his Chartered Accountant designation in 1969, and holds a Bachelor of Commerce degree from the University of British Columbia (1965). Over the years, he has been on several committees related to the Institute of Chartered Accountants of British Columbia, including the Discipline Tribunal, Professional Liability Task Force, FCA Nominating, Regulatory Policy, Professional Development, and is a past President (2003) of the Institute. He is currently a member of a National Committee for professional liability insurance and was elected a Fellow in 1991. He is also a member of the Trust and Estate Practitioners Society, the Canadian Tax Foundation and the Institute of Corporate Directors (and is on the executive of the BC chapter). Mr. Elliott has completed the Simon Fraser Public Companies course and is a director of several private companies and charitable organizations.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

    (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management. The Corporate Governance and Compensation Committee makes recommendations to the Board which then has the power to approve or reject the compensation.

To determine compensation payable, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Corporate Governance & Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit Committee and Corporate Governance and Compensation Committee the Company has a Health, Safety and Environmental Committee which monitors compliance with environmental and safety standards and sets environmental and safety policy.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be independent directors.

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and the other four most highly compensated executive officers of the Company as at December 31, 2005,whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary [1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
William J. Witte President & CEO	2005	124,029	NIL	NIL	NIL	NIL	NIL	NIL
	2004	125,859	NIL	NIL	200,000 [3]	NIL	NIL	NIL
	2003	106,351	NIL	NIL	600,000 [2]	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2005	59,164	NIL	NIL	NIL	NIL	NIL	NIL
	2004	34,916	NIL	NIL	200,000 [3]	NIL	NIL	NIL
	2003	14,351	NIL	NIL	150,000 [2]	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted November 19, 2003, exercisable at $1.00 per share expiring November 19, 2013.

(3) Granted July 12, 2004, exercisable at $0.90 per share expiring July 12, 2014.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

There were no stock option grants made to the Named Executive Officers during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
William J. Witte	Nil	Nil	1,050,000/NIL	$70,000/NIL
Shannon M. Ross	Nil	Nil	450,000/NIL	NIL/NIL

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has an equity compensation plan in the form of a stock option plan (the "Plan") which was approved by shareholders on June 8, 2005, and is administered by the Directors of the Company. The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
3. access to management and technical experts and consultants; and
4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Conduct (the **"Code"**) that is currently under revision and will be posted on its website at www.emgold.com and under the Company's profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The independent members of the Corporate Governance and Compensation Committee are John King Burns, Sargent H. Berner and Joel D. Schneyer. The independent directors have control of the nomination process through their majority on the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

independent directors. During the year ended December 31, 2005, five such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through a strong Corporate Governance and Compensation Committee. The Board has appointed John King Burns as Chairman to assist the Board in being effective, cohesive and independent from management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Participation of Directors in Board Meetings

In the year ended December 31, 2005, five board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
William J. Witte	5
John K. Burns	5
Sargent H. Berner	5
Frank A. Lang	4
Ross Guenther	5
Joel D. Schneyer	5

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule "B" to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board the CEO and for the chairs of each of its committees.

employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

No options were granted to directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category [1]	(a)	(b)	(c)
Equity compensation plans approved by security holders [2]	6,304,000	$0.82	444,810
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	6,304,000		

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Compensation of Directors" at Item 8 above.

(2) As at December 31, 2005

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

During the year ended December 31, 2005, legal fees totalling US$34,625 were paid to a law firm of which a director was associate counsel.

Ross Guenther (Director since June 18, 1998)

Ross Guenther, is the developer of the Ceramext™ process. Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: US$5,000 per quarter in the year ended December 2005, US$10,000 per quarter in fiscal 2006; US$20,000 per quarter in fiscal 2007; and US$40,000 per quarter thereafter. He is also a consultant to the Company's wholly owned subsidiary, Idaho-Maryland Mining Corporation, for the Idaho-Maryland Property, and received consulting fees of US$90,000.

Frank A. Lang (Director since March 17, 1989)

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company. At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period. During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares are redeemable by the Company at any time on 30 days' written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares. This ratio represents an effective conversion price of $0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component. This resulted in US$90,902 being included in equity. The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate. At December 31, 2005, US$147,018 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends. Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so. The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management's best estimate of the life of the convertible preference shares at the time of their issuance.

Lang Mining Corporation ("Lang Mining") is a private company controlled by Frank A. Lang. Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay $2,500 per month to Lang Mining for the services of the chairman of the Company. The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.

Services Agreement with LMC Management Services Ltd. ("LMC")

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at December 31, 2005, the Company had a receivable from LMC of US$131,224 for performing administrative, geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC. During the most recently completed financial year, the sum of US$649,271 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. See "Interest of Informed Persons in Material Transactions - Services Agreement" above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of six directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. John King Burns, Joel D. Schneyer and Sargent H. Berner are independent. William J. Witte is not independent as he is the President and CEO of the Company. Ross Guenther is not independent as he is a paid consultant on the Company's Idaho-Maryland Property. Frank A. Lang is not independent as he is a past executive Chairman of the Company and the prescribed period (set forth in Multilateral Instrument 52-110) has not elapsed since the end of his service as Chairman of the Company. Upon shareholder approval of management's nominees for election as directors, the Company's Board will be comprised almost entirely of independent directors with five independent directors and one non-independent director.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors hold meetings after each directors' meeting without the presence of the Chair and non

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF SULTAN MINERALS INC.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: SULTAN MINERALS INC.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of the **Sultan Minerals Inc.** ("Sultan") and requests that he/she/it be placed on the Sultan's Financial Statement Mailing List in order to receive Sultan's (**check one or both**):

☐ Fiscal 2006 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2006 Interim Financial Statements and related Management Discussion and Analysis

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Name of Registered/Non-Registered Shareholder - Please Print

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Address/City/Province/Postal Code

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Signature Date